STRATA SKIN SCIENCES, INC. 5 Walnut Grove Drive, Suite 140 Horsham, Pennsylvania 19044
January 19, 2022 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attention: Ms. Lauren S. Hamill, Esq.
Re: STRATA Skin Sciences, Inc. (the “Company”) Registration Statement on Form S-3 File No. 333-262150

Ladies and Gentlemen:

The undersigned hereby requests, pursuant to Rules 460 and 461(a) promulgated under the Securities Act of 1933, as amended, that the above-referenced Registration Statement on Form S-3 (File No. 333-262150) (the “Form S-3”) of the Company be declared effective at 2:00 p.m., New York City time, on Monday, January 24, 2022 or as soon thereafter as is practicable.  We respectfully request that we be notified of such effectiveness by a telephone call to Sunjeet S. Gill of Stevens & Lee, P.C. at (610) 205-6076 and that such effectiveness also be confirmed in writing to the addressees listed on the cover page of the Form S-3.

Very truly yours, STRATA SKIN SCIENCES, INC. By: /s/ Robert Moccia Name: Robert Moccia Title: President and Chief Executive Officer
cc:          Sunjeet S. Gill, Esq., Stevens & Lee, P.C.